                                                                    Exhibit 99.7

                              SERVICES AGREEMENT

     Services Agreement ("Services Agreement") dated as of July 30, 1999, by and between Assistance Services of America, Inc. ("ASA") and Medical Advisory Systems, Inc. ("MAS").

                                  WITNESSETH

     WHEREAS, ASA desires to hire the services of a service provider capable of performing certain services in support of the businesses and services that ASA provides, and

     WHEREAS, MAS has the experience to perform the services required to be performed by it under this Agreement, and has the organization, means, and technical ability to fulfill all of its obligations under this Agreement.

     NOW, THEREFORE, the parties hereto in consideration of the premises and the mutual covenants and conditions hereinafter set forth do hereby agree as follows:


                                   ARTICLE 1

                          ENGAGEMENT AND SCOPE OF WORK

          1.1 Subject to the terms and conditions of this Services Agreement, ASA hereby engages MAS, and MAS hereby accepts such engagement, to provide those services (the "Services") described in Appendix A. MAS hereby agrees to provide Services in accordance with its current practices, which it hereby represents are in accord with industry standards and practices. When requesting Services, ASA shall provide MAS with written instructions on the Services to be provided and access to updated Mondial Assistance networks information. Notwithstanding the foregoing, ASA is not under any obligation whatsoever to request any Services from MAS, and ASA shall not be prohibited from obtaining similar services for ASA from a service provider other than MAS. In the event that ASA decides to engage another service provider to handle the cases currently treated by MAS, ASA will give MAS a 90 days' written notice prior to the transfer. It is further understood that MAS is under no obligation to provide Service above reasonable levels of support or beyond the reasonable capacity of its personnel as existed as of March 8, 1999.

          1.2 In addition to the Services, MAS will provide administrative offices and support to ASA as specified in Appendix C.

                                   ARTICLE 2

                                 COMPENSATION

     The fees, commissions and other compensation to be paid by ASA to MAS for Services performed by MAS hereunder shall be as set forth in Appendix B.

                                   ARTICLE 3

                                TERM OF PAYMENT

          3.1 Within thirty (30) days of the performance of any Services by MAS hereunder, MAS shall submit to ASA an original statement therefor, supported by one copy each of all expense reports and any other documentation necessary to substantiate the statement. Within thirty (30) days after receipt of such statements, ASA shall pay MAS all amounts that may be due.

          3.2 Assistance Services of America Inc. is responsible for all external supplier expenses incurred by Medical Advisory Systems, Inc. in providing Services on behalf of Assistance Services of America, Inc in accordance with the mutually agreed upon book of procedure. When provided by ASA, MAS shall when reasonably possible use any supplier directed by ASA. Failure to use ASA's supplier (except if not reasonably possible) shall result in charge back of any overcharges to MAS. The parties acknowledge that ASA has paid to MAS, as an advance against external supplier expenses --so called CADE expenses-- the sum of $35,384. Every three months both parties agree to adjust this advance to cover adequate CADE expenses of this period.. At the termination of this contract MAS shall repay to ASA any remaining credit balance within 3 months of the termination. If MAS receives any CADE invoices after having reimbursed ASA, MAS shall invoice ASA for the remaining balance, providing ASA with the necessary documentation to substantiate the statement. Upon receipt of such statement, ASA will have 30 days to pay MAS all amounts due.

          3.3 Payment of rent for administrative offices in the MAS building is due on the 1st day of the month for each month of occupancy.

                                   ARTICLE 4

                                INDEMNIFICATION

     MAS shall indemnify, defend and hold harmless ASA, its directors, officers, employees, and affiliated companies from and against any and all claims, suits or proceedings, demands, liabilities, costs, damages, fines, and expenses whatsoever, including reasonable attorney's fees, arising from or related in any way to:

     o Any breach by MAS of its agreements, obligations or representations under this Service Agreement;

     o Any violation by MAS of applicable law and regulation in connection with the performance of the Company's obligations;

     ASA shall indemnify, defend and hold harmless MAS, its directors, officers, employees, and affiliated companies from and against any and all claims, suits or proceedings, demands, liabilities, costs, damages, fines and expenses whatsoever, including reasonable attorney's fees, arising from or related in any way to:

     o  Any breach by ASA of its agreements, obligations or representations;

     o Any violation of applicable law and regulation in connection with the performance of ASA's obligations;

     The parties hereto shall promptly notify each other of any suit or threat of suit (except with respect to those which either party might institute against the other) related in any way to the benefits provided which may give rise to claim or indemnification against the other party.

     The parties shall cooperate with and assist one another in connection with any required response to or involvement in any legal proceeding, action, or inquiry.

     The indemnifying party may control any suit or proceeding; provided, however, in instances where the indemnifying party elects to control, the indemnified party may, at its own cost, engage its own attorney(s).

                                   ARTICLE 5

                                   INSURANCE

          5.1 MAS, (including staff physicians contracted to work in the MAS response center) shall, at its own expense, maintain in force, during the term of this Services Agreement, workers compensation and employer's liability insurance (limit of One Million Dollars ($1,000,000) per occurrence) in accordance with the laws having jurisdiction over MAS's employees (or, as the case may be MAS contracted physicians) who are performing the Services. MAS shall also maintain during such period commercial general bodily injury and property damage liability, including automobile (owned, non-owned, or hired), covering bodily injury to or death of any person, including without limitation any employee of MAS, and/or loss of or damage to property in a combined single amount of One Million Dollars ($1,000,000) for any one occurrence.

          5.2 MAS shall make best effort to maintain ASA as an additional insured on MAS professional liability insurance polices provided there is no increase in premium. MAS will provide written notice to ASA within 5 days of a receipt of a notice from its insurance carrier related to any amendment or cancellation of each professional liability policy.

                                   ARTICLE 6

                             COMPLIANCE WITH LAWS

     In providing Services hereunder, MAS shall comply with all applicable federal, state and local laws, it being understood that MAS physicians should not be requested by ASA to practice medicine across states borders.


                                   ARTICLE 7

                               ACCESS TO NETWORK

     MAS shall have access to the Mondial Assistance networks, which include but are not limited to the Mondial Assistance International network and the US PPO network, for the term of this Agreement. MAS is obliged to utilize these networks exclusively when handling an ASA case.

                                   ARTICLE 8

                                CONFIDENTIALITY

          8.1 MAS shall be responsible for ensuring that all information, oral or written obtained from ASA by MAS or by any MAS Agent, officer, director, employee, agent or other representative thereof, and all of the conclusions and recommendations reached or made by MAS, or any MAS Agent shall be kept confidential and shall not be disclosed. This obligation of MAS shall be of a continuing nature and shall not be canceled by the expiration, suspension, or termination of the Services Agreement. MAS agrees that, upon the completion or other termination of the Services, all network information, printed or electronic, received by MAS shall promptly be delivered to ASA.

          8.2 MAS shall also be responsible for ensuring that any MAS contracted physician performing Services under this Agreement will comply with these requirements. This obligation of confidentiality shall not apply to information:
(i) that is previously known, or available, to MAS on an unrestricted and non-confidential basis; (ii) that is, or becomes a part of the public domain through a third party; (iii) that is learned by MAS from a third party who has obtained such information free of any obligation or confidentiality; or (iv) that must be disclosed pursuant to legal requirements to which MAS is subject if such disclosure is mandatory and failure to so disclose would subject MAS to civil or criminal penalties. Notwithstanding the generality of the foregoing, MAS agrees that within 15 days of the termination of this Agreement for any reason whatsoever, MAS shall return to ASA all documents and things, files, or copies of documents related to the Mondial Assistance International Network and will undertake not to use this network except with the prior written consent of ASA.



                                   ARTICLE 9

                                     AUDIT

     ASA may audit and inspect MAS's records and accounts with respect to the Services performed at any time during MAS's performance of any Services and for a period of two (2) years following the completion or termination of the Services for the purpose of verifying any statement and underlying documentation presented by MAS in accordance with the provisions of Article 3 hereof, it being understood that MAS agrees to preserve all such documents respecting all Services for a two (2) year period following the termination of this Agreement or such longer period as may be required by applicable law or regulation.

                                  ARTICLE 10

                            PROPRIETARY INFORMATION

      Upon the termination of this agreement, MAS shall promptly return to ASA all ASA proprietary information, including but not limited to, ASA Books of Procedures, ASA client databases, any equipment loaned to MAS by ASA or ASA clients and ASA files on electronic media, it being understood that no party shall be required to return to any other party any medical records that must as a matter of law and in accordance with an opinion of legal counsel (which opinion shall be delivered in writing to any party hereto upon any other party's reasonable request) be retained by such party. Except as provided in the foregoing sentence, no party shall retain any copies of any such records without the express written consent of the other. Upon termination of this agreement ASA shall return promptly to MAS all proprietary information files and equipment belonging to MAS.



                                  ARTICLE 11

                                 FORCE MAJEURE

     Any delay in or failure of performance of ASA or MAS shall not constitute default hereunder if and to the extent such delay or failure of performance is caused by occurrences beyond the reasonable control of ASA or MAS, as the case may be, including but not limited to: Acts of God or the public enemy; compliance with any order or request of any governmental authority; act of war; rebellion or sabotage or damage resulting therefrom; fires; floods; release of hazardous or toxic substances; explosions; accidents; riots or strikes or other concerted acts of workmen, whether direct or indirect; or any other causes whether or not of the same class or kind as those specifically above named, which are not within the reasonable control of ASA or MAS, as the case may be.



                                  ARTICLE 12

                             TERM AND TERMINATION

     This Services Agreement shall terminate on July 31, 2000 unless extended by mutual agreement of the parties or terminated sooner, at the sole discretion by either party, upon 90 day's written notice to the other party. Should the parties agree to extend the Agreement beyond July 31, 2000, they agree to negotiate new case fees and office lease rates at least 90 days prior to termination.

                                  ARTICLE 13

                                  DISCLAIMERS

          13.1 MAS shall be an independent contractor and neither MAS nor ASA shall act as the agent for the other, except as set forth in this Services Agreement. MAS undertakes to provide medical and travel assistance, insurance claims handling and cost containment services, including medical monitoring and advice by staff physicians.

          13.2 The parties understand that the medical personnel who shall provide medical consultation as referenced herein, are not agents or employees of MAS, but are independently licensed and insured medical contractors. Subject to the provisions of Article 14, it is understood that MAS does not have any control over the medical judgement exercised by any of these independent medical contractors and shares no liability for same.

          13.3 The communications equipment used by MAS (as with any communications equipment) has limitations to its capacity. The parties hereto recognize that these limitations may restrict the capability of MAS to communicate beyond certain distances or in certain areas of the world. Additionally, the parties hereto recognize that effective communications may be dependent upon third party interfacing systems. The parties hereto agree MAS is not obligated to provide communications beyond the capacity of its equipment.


                                  ARTICLE 14

                                SUBCONTRACTORS

     MAS may subcontract the performance of Services under this Service Agreement with any agent. For services outside the US and for PPO repricing services MAS shall use when reasonably possible representatives of the SACNAS International network or the ASA PPO network, such networks being maintened by SI and ASA respectively. Notwithstanding any subcontracting by MAS outside the network provided by ASA or Sacnas International, MAS shall remain liable and responsible to ASA, and ASA to MAS, for all of the parties' respective obligations under this Service Agreement. MAS shall, for the protection of ASA, demand from all MAS agents from which MAS procures services, reasonable guarantees which shall be made available to ASA to the full extent of the terms thereof.

                                  ARTICLE 15

                                  ASSIGNMENT

     This Services Agreement may not be assigned by any party without the express written consent of the other party.

                                  ARTICLE 16

                                    NOTICES

     Unless otherwise expressly provided in this Agreement all notices and other communications given under this Agreement shall be in writing and shall be deemed effective upon receipt of the addressee at its address listed below or at such other address as such party shall have notified the other in writing.

If to ASA:
Attention:     Carol AVENEL
               8050 Southern Maryland Blvd.
               Owings, Maryland 20736 USA

Phone:         (410) 257-9542

Fax:           (410) 257-5285

with copy to:
Yves Lepage, Esq.                      And    Herve Deboutidre, Chairman,
Curtis, Mallet-Prevost, Colt & Mosle          Helene Meyniac, President
101 Park Avenue                               c/o Sacnas International
New York, New York 10178                      2, rue Fragonard 75017 PARIS - FRANCE
Phone: (212) 696-6000                            phone: (33) 1 53 06 15 32

Fax:   (212) 697-1559                            fax (33) 1 53 06 15 32

If to MAS:
Attention:     Thomas M. Hall. M.D., M.I.M.
               8050 Southern Maryland Blvd.
               Owings, Maryland 20736 USA

Phone:         (301) 855-8070

Fax:           (301) 855-4958

With copy to:

Ronald W. Pickett
2321 Ocean Point Drive
Wilmnigton, NC 28405

Phone:    (910) 509-1433

Fax:      (910) 509-1702



                                  ARTICLE 17

                                  ARBITRATION

     Any controversy or claim arising out of or relating to this Services Agreement or any breach thereof, shall be settled by arbitration in Maryland in accordance with the Commercial Arbitration Rules of the American Arbitration Association and judgement upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.



                                  ARTICLE 18

                                GOVERNING LAWS

     This Agreement shall be governed by and construed in accordance with the laws of the state of Maryland.



                                  ARTICLE 19

                                 MISCELLANEOUS

          19.1 HEADINGS AND TITLES OF ARTICLES. Headings and titles of paragraphs and other subparts of this Agreement are for convenience of reference only and shall not be considered in interpreting the text of this Services Agreement. Modifications or amendments to this Services Agreement must be in writing and executed by duly authorized representatives of each part.

          19.2 COUNTERPARTS. This Services Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and either of the parties hereto may execute this Services Agreement by signing any such counterpart.

          19.3 ENTIRE AGREEMENT. This Services Agreement and the attached Appendices noted above constitute the entire agreement of the parties with respect to the subject matter hereof.

          19.4 CONFLICTS WITH THE STOCK PURCHASE AGREEMENT. In the event that any term, condition or other aspect of this Services Agreement conflicts with any portion of the Stock Purchase Agreement dated July 30, 1999 between SACNAS International and MAS, the Stock Purchase Agreement shall be the controlling document and govern the resolution of the conflict.

          19.5 CONFLICTS WITH THE LETTER OF AGREEMENT. In the event that any term, condition or other aspect of the this Services Agreement conflicts with any portion of the Letter of Agreement dated March 8, 1999 between SACNAS International and MAS, this Services Agreement shall be the controlling document and govern the resolution of the conflict.

          19.6 CONFLICTS WITH THE ADMINISTRATIVE AND MEDICAL CORRESPONDENT AGREEMENT. In the event that any term, condition or other aspect of the this Services Agreement conflicts with any portion of the Administrative and Medical Correspondent Agreement dated August 2, 1990 between SACNAS International and MAS, this Services Agreement shall be the controlling document and govern the resolution of the conflict.

     IN WITNESS WHEREOF, the parties hereto have executed this Service Agreement as of the date first above written:

ACCEPTED AND AGREED:

ASSISTANCE SERVICES OF AMERICA, INC.


By:    /s/ Helene Meyniac
    -----------------------------------
    Name:  Helene Meyniac
    Title: President

MEDICAL ADVISORY SYSTEMS, INC.


By:    /s/ Thomas M. Hall
    -----------------------------------
    Name:  Thomas M. Hall, M.D., M.I.M.
    Title: Chief Executive Officer

                                   APPENDIX A

     MAS will provide the following Services linked to the call center Services rendered to ASA clients:

1. Provision of 24-hour telephone handling and assistance including timely provision of ASA case summaries and case logs;

2.  Provision of 24-hour medical consultation by telephone;

3.  Coordination of transportation services including medical escorts;

4.  Medical cost containment services;

5.  Advance of funds to subscribers

6.  Coordination of examination by an independent physician;

7. Dossier administration ("gestion") and PPO repricing. The MAS accounting department will assist with financial case file reconciliation, data needed for billing of cases, and signature on impressed accounts for cases handled by MAS;

8. Timely support in handling ASA customer complaints as they relate to cases handled by MAS as per the urgency of ASA's clients request;

9. Maintenance of ASA client databases that are required for the verification of subscriber eligibility when MAS handles cases. Databases are to be provided to MAS in electronic format compatible with existing MAS databases. Maintenance of the Sacnas International network database (period Master updates from Sacnas International).

10. Production of standard monthly ASA reports for cases handled by MAS, as defined between MAS and ASA;

11. Tape back up of and access to ASA databases used by MAS to handle cases.

                                   Appendix B

             Medical Advisory Systems, Inc. Fees For Case Handling

                               Case Handling Fees

1.      TRANSPORTATION / EVACUATION                                   $485.00
        1.1  Evacuation / Air Ambulance
        1.2  Escorted transport
        1.3  Pre-payment of transportation expenses
        1.4  Repatriation of remains

2.      MEDICAL                                                       $257.00
        2.1  Medical contact
        2.2  Medical Advisory Systems, Inc.Doctor involved

3.      TRAVEL / TECHNICAL                                            $170.00
        3.1.  Plane ticket assistance with travel agency
        3.2.  Lost luggage
        3.3.  Car / driver arrangements
        3.4   Doctor referral with no medical report
        3.5.  Immunisation information
        3.6.  Travel / hotel arrangements

4.      PERMATEL - MEDICAL
        4.1.  One time medical contact with no follow-up             $ 47.00

5.      PERMATEL - NON MEDICAL                                       $ 18.00
        5.1. Flight information
        5.2. Claims assistance
        5.3. Conference call
        5.4. Travel information
        5.5. Lost Passport
        5.6. Report of theft

6.      CUSTOMER SERVICE I QUESTION ONLY                             $  2.45
        6.1. Maximum 5 minute call
        6.2. Request claims forms
        6.3. Advise correct telephone number to call

7.      ADMINISTRATIVE                                               $ 75.00
        7.1. Guarantee of expenses
        7.2. Billing service with no referral
        7.3. Billing service with no medical report

Medical Advisory Systems, Inc fees for case handling services not covered by one of the above categories shall be negotiated between the parties at the time service is requested.

               APPENDIX C: PROVISION OF ADMINISTRATIVE SERVICES

In addition to the services provided in Appendix A, MAS will provide ASA with the following administrative services:

                    A.   ADMINISTRATIVE OFFICES

The use of the office building includes access to the common parking lot to the conference room and common areas of the building. It also includes unlimited access to any available copier, postage meter, and door lock key codes.

                                                                Monthly Fee
                                                                -----------
o  4 currently occupied offices and the office currently
     occupied by MAS's Chief Accountant                           $1,600
o  electricity & grounds maintenance                                 500
o  office cleaning services                                          545
o  phone system lease                                                850
o  use of computer network, Solomon's accounting
     license & maintenance                                           375
o  build out                                                         130
                                                                  ------
                                                                  $4,000

MAS will give ASA a 10% rebate on the total monthly office rental provided a.) payment is made no later than the first of the month, b.) float account is in order, c.) no outstanding invoices owed to MAS exceed 30 days and d.) previous monthly billing from MAS to ASA for medical cases exceeded $15,000.


                          B.  ADMINISTRATIVE SUPPORT

1. Use of the computer network includes routine maintenance of the existing ASA IT network cables and server(s) used for Internet access and e-mail. It includes routine tape back up of server files and network anti-virus and security upgrades. It does not include installation of new software or workstations required by ASA, extensive shutdowns or work required for eradication of viruses imported by ASA employees, nor extensive or unusual repairs or upgrades of equipment.

2. Use of the telephone system includes existing use of phone lines and equipment. It does not include upgrades required to handle a high influx of calls from new services or contracts. Upon termination of this Agreement, MAS shall cooperate with ASA to ensure that all ASA telephone lines are properly transferred.

3. Rental of administrative offices includes reasonable use of the postage meter at cost plus reasonable access to MAS shipping and receiving areas.

4. Additional Information Technology services are available as time permits from the Medical Advisory Systems, Inc. Information Technology department at current billing rates. The current billing rate for Mr. Lawrence Horsemen is $160.00 per hour and $85.00 per hour for Mr. Thomas Moran. Rates are subject to periodic change as for other clients.

5. Printing services are available from MAS at the following rates

     Color Printer                                $1.95 per page
     Document Scan                                $9.00 per page

6. Copier Services

     For copier services the fee is $100.00 per month lease fee plus $0.03 per page copied. A log sheet will be maintained next to the copier so that the number of copies made can be documented using an honor system. Periodically the log sheet totals will be compared to the master counter inside the copier machine. MAS reserves the right upon 30 days notice to request that ASA obtain its own copier should this log sheet documentation system prove inaccurate or unmanageable.